Exhibit 99.1

WUXI PHARMATECH (CAYMAN) INC.

CODE OF BUSINESS CONDUCT AND ETHICS

(Adopted by the Board of Directors on July 15, 2007, in Shanghai, China)

This Code of Business Conduct and Ethics (the “Code”) sets forth legal and ethical standards of conduct for directors, officers and employees of WuXi PharmaTech (Cayman) Inc. (the “Company”) including the directors, officers and employees of each of its subsidiaries, including but not limited to. The Company is committed to winning business through honest competition in the marketplace and abiding by the letter and spirit of all applicable laws and regulations in the countries where the Company does business.

This Code is intended to promote the conduct of all Company business in accordance with high standards of integrity and in compliance with all applicable laws and regulations, and to deter wrongdoing. This Code applies to the Company and all of its subsidiaries and other business entities controlled by it worldwide.

This Code is meant to assist you in upholding the Company’s commitment to compliance with applicable law. If you have any questions regarding this Code or its application to you in any situation, you should contact your supervisor or the Vice President and General Counsel of the Company.

I. STATEMENT OF MISSION, VISION, AND VALUES

A. MISSION

To provide excellent pharmaceutical and biotechnology R&D outsourcing services with the most competitive prices to the world for the well-being of mankind.

B. VISION

To be a world-class pharmaceutical and biotechnology R&D outsourcing service provider essential to human life, creating value for customers, shareholders, employees, and the society.

C. VALUES

•	Respect and trust from customers worldwide;

•	Team spirit and individual aspiration;

•	Corporate honor and individual integrity; and

•	Pursuit of higher challenges.

II. COMPLIANCE WITH LAWS, RULES AND REGULATIONS

The Company requires that all employees, officers and directors comply with all laws, rules and regulations applicable to the Company wherever it does business. You are expected to use good judgment and common sense in seeking to comply with all applicable laws, rules and regulations and to ask for advice when you are uncertain about them.

If you become aware of the violation of any law, rule or regulation by the Company, whether by its officers, employees, directors, or any third party doing business on behalf of the Company, it is your responsibility to promptly report the matter to your supervisor or the Vice President and General Counsel. While it is the Company’s desire to address matters internally, nothing in this Code should discourage you from reporting any illegal activity, including any violation of the antibribery laws, securities laws, antitrust laws, environmental laws or any other national, local or foreign law, rule or regulation, to the appropriate regulatory authority. Employees, officers and directors shall not discharge, demote, suspend, threaten, harass or in any other manner discriminate or retaliate against an employee because he or she reports any such violation, unless it is determined that the report was made with knowledge that it was false. This Code should not be construed to prohibit you from testifying, participating or otherwise assisting in any administrative, judicial or legislative proceeding or investigation.

III. CONFLICTS OF INTEREST

Employees, officers and directors must act in the best interests of the Company. You must refrain from engaging in any activity or having a personal interest that presents a “conflict of interest.” A conflict of interest occurs when your personal interest interferes, or appears to interfere, with the interests of the Company. A conflict of interest can arise whenever you, as an officer, director or employee, take action or have an interest that prevents you from performing your Company duties and responsibilities honestly, objectively and effectively.

Examples:

No employee, officer or director shall perform services as a consultant, employee, officer, director, advisor or in any other capacity for, or have a financial interest in, a competitor of the Company, other than services performed at the request of the Company and other than a financial interest representing less than one percent (1%) of the outstanding shares of a publicly-held company.

No employee, officer or director shall use his or her position with the Company to influence a transaction with a supplier or customer in which such person has any personal interest, other than a financial interest representing less than one percent (1%) of the outstanding shares of a publicly-held company.

It is your responsibility to disclose any transaction or relationship that reasonably could be expected to give rise to a conflict of interest to the General Counsel or, if you are an executive officer or director, to the Board of Directors, who shall be responsible for determining whether such transaction or relationship constitutes a conflict of interest.

IV. INSIDER TRADING

Employees, officers and directors who have material non-public information about the Company or other companies, including our suppliers and customers, as a result of their relationship with the Company are prohibited by law and Company policy from trading in securities of the Company or such other companies, as well as from communicating such information to others who might trade on the basis of that information.

To help ensure that you do not engage in prohibited insider trading and avoid even the appearance of an improper transaction, if you are uncertain about the constraints on your purchase or sale of any Company securities or the securities of any other company that you are familiar with by virtue of your relationship with the Company, you should consult with the General Counsel before making any such purchase or sale.

V. CONFIDENTIALITY

Employees, officers and directors must maintain the confidentiality of confidential information entrusted to them by the Company or other companies, including our suppliers and customers, except when disclosure is authorized by a supervisor or legally mandated. Unauthorized disclosure of any confidential information is prohibited. Additionally, employees should take appropriate precautions to ensure that confidential or sensitive business information, whether it is proprietary to the Company or another company, is not communicated within the Company except to employees who have a need to know such information to perform their responsibilities for the Company.

Third parties may ask you for information concerning the Company. Employees, officers and directors (other than the Company’s authorized spokespersons) must not discuss internal Company matters with, or disseminate internal Company information to, anyone outside the Company, except as required in the performance of their Company duties and after an appropriate confidentiality agreement is in place. This prohibition applies particularly to inquiries concerning the Company from the media, market professionals (such as securities analysts, institutional investors, investment advisers, brokers and dealers) and security holders. All responses to inquiries on behalf of the Company must be made only by the Company’s authorized spokespersons. If you receive any inquiries of this nature, you must decline to comment and refer the inquirer to your supervisor or one of the Company’s authorized spokespersons.

You also must abide by any lawful obligations that you have to your former employer. These obligations may include restrictions on the use and disclosure of confidential information, restrictions on the solicitation of former colleagues to work at the Company, and non-competition obligations.

VI. HONEST AND ETHICAL CONDUCT AND FAIR DEALING

Employees, officers and directors should endeavor to deal honestly, ethically and fairly with the Company’s suppliers, customers, competitors and employees. Statements regarding the Company’s products and services must not be untrue, misleading, deceptive or fraudulent. You must not take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts or any other unfair-dealing practice.

VII. PROTECTION AND PROPER USE OF CORPORATE ASSETS

Employees, officers and directors should seek to protect the Company’s assets. Theft, carelessness and waste have a direct impact on the Company’s financial performance. Employees, officers and directors must use the Company’s assets and services solely for legitimate business purposes of the Company and not for any personal benefit or the personal benefit of anyone else.

Employees, officers and directors must advance the Company’s legitimate interests when the opportunity to do so arises. You must not take for yourself personal opportunities that are discovered through your position with the Company or the use of property or information of the Company.

VIII. GIFTS AND GRATUITIES

The Company competes for and earns business through the quality of its personnel, products and services, not with gifts or lavish entertainment. The use of Company funds or assets for gifts, gratuities or other favors to employees or government officials (see detailed rules below) is prohibited, except to the extent such gifts are in compliance with applicable law, nominal in amount and not given in consideration or expectation of any action by the recipient.

Employees, officers and directors must not accept, or permit any member of his or her immediate family to accept, any gifts, gratuities or other favors from any customer, supplier or other person doing or seeking to do business with the Company, other than items of nominal value. Any gifts that are not of nominal value should be returned immediately and reported to your supervisor. If immediate return is not practical, they should be given to the Company for charitable disposition or such other disposition as the Company believes appropriate in its sole discretion.

Common sense and moderation should prevail in business entertainment engaged in on behalf of the Company. Employees, officers and directors should provide, or accept, business entertainment to or from anyone doing business with the Company only if the entertainment is infrequent, modest and intended to serve legitimate business goals.

You should never offer entertainment as a means of influencing another person’s business decision. You should only offer entertainment that is appropriate, reasonable for promotional purposes, is offered or accepted in the normal course of an existing business relationship, and during which the primary subject of discussion is business. The appropriateness of a particular type of entertainment, of course, depends upon both the reasonableness of the expense and on the type of activity involved. Adult entertainment is strictly prohibited.

Bribes and kickbacks are criminal acts, strictly prohibited by law. You must not offer, give, solicit or receive any form of bribe or kickback anywhere in the world.

Special Provisions on Gifts to Government Officials

In general, payments to government officials, whether directly or through a third party, are prohibited. Before offering, giving, or accepting anything of value - either directly or through a third party - to or from a government official, you must take particular care to follow the policies and procedures outlined below. Failure to do so may result in severe disciplinary action.

The term “government official” includes any employee of a government or state-owned or state-controlled entity (even if the person and entity are performing what we consider commercial functions), any employee of a public international organization (such as the United Nations, World Bank, or World Health Organization), any candidate for a political office, and any political party official, as well as the family members of any of those officials. You should beware that government officials often behave like commercial actors - i.e., they are seeking a profit for themselves and their organization. If there is any question as to whether a particular person or persons is a government official, seek guidance from the Legal Department.

Gifts to government officials may be appropriate if they are unsolicited, business-related, not cash or usable as cash, and total no more than RMB200 in face value.

Example: An appropriate gift would include a pen or key chain on which the Company’s logo is permanently stamped. An inappropriate gift would include tickets to a sporting or cultural event.

Gifts to government officials that are completely unrelated to business, and are consistent with a cultural norm, are permissible so long as they are not given to gain a business advantage.

Example: A modest, reasonable wedding gift to a State Food & Drug Administration official may be acceptable, but a lavish wedding gift would not be appropriate or permissible.

Gifts to government officials are NEVER permissible in the following circumstances:

➢	Immediately prior to, or during a procurement/sales process.

➢	Immediately prior to, or while a government agency is considering, an application for any regulatory approval.

➢	Immediately prior to, or while a government agency is considering, an application for a patent.

➢	Immediately prior to, or while a government agency is considering, an application for a research and development grant.

➢	When there is an intent to influence or reward the recipient.

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XI. ACCURACY OF BOOKS, RECORDS AND PUBLIC REPORTS

Employees, officers and directors must honestly and accurately report all business transactions. You are responsible for the accuracy of your records and reports. Accurate information is essential to the Company’s ability to meet legal and regulatory obligations.

All Company books, records and accounts shall be maintained in accordance with all applicable regulations and standards and accurately reflect the true nature of the transactions they record. The financial statements of the Company shall conform to generally accepted accounting rules and the Company’s accounting policies. No undisclosed or unrecorded account or fund shall be established for any purpose. No false or misleading entries shall be made in the Company’s books or records for any reason, and no disbursement of corporate funds or other corporate property shall be made without adequate supporting documentation. You must also document the purpose, and maintain all necessary approvals for the transaction.

The Company will only pay reimbursements for goods, services, or other expenditures that are fully and properly supported by third party invoices or receipts. With the exception of normal and customary petty cash requirements, cash transactions in connection with the Company’s business are to be avoided. Cash may never be provided to a government official.

If you create a false or misleading record, or fail to disclose information, you will be subject to immediate disciplinary action.

It is the policy of the Company to provide full, fair, accurate, timely and understandable disclosure in reports and documents filed with, or submitted to the relevant government authorities and in other public communications.

XII. CONCERNS ON ACCOUNTING OR AUDITING MATTERS

Employees with concerns regarding questionable accounting or auditing matters or complaints regarding accounting, internal accounting controls or auditing matters may confidentially, and anonymously if they wish, submit such concerns or complaints in writing to the General Counsel or Chief Financial Officer of the Company. All such concerns and complaints will be forwarded to the Audit Committee of the Board of Directors unless they are determined to be without merit by the General Counsel and Chief Financial Officer of the Company. In any event, a record of all complaints and concerns received will be provided to the Audit Committee each fiscal quarter. Any such concerns or complaints may also be communicated, confidentially and, if you desire, anonymously, directly to any member of the Audit Committee of the Board of Directors.

The Audit Committee will evaluate the merits of any concerns or complaints received by it and authorize such follow-up actions, if any, as it deems necessary or appropriate to address the substance of the concern or complaint.

The Company will not discipline, discriminate against or retaliate against any employee who reports a complaint or concern, unless it is determined that the report was made with knowledge that it was false.

XIII. DISCIPLINE

Violation of this Code may result in serious consequences for the Company, its corporate reputation and credibility and the confidence level of its customers and investors. Sanctions against the Company for criminal or civil wrongdoing could include substantial fines and restrictions on future operations. Individual employees could be required to pay significant fines or be sentenced to prison. Therefore, violations will be taken seriously.

Company-imposed disciplinary action will be coordinated with the employee’s supervisor, the appropriate Human Resources representatives and the General Counsel. The overall seriousness of the matter will be considered in determining disciplinary action to be taken: which might include consequences up to and including dismissal. Individual cases may require an employee to reimburse the Company for losses or damages. The Company may even refer an employee for criminal prosecution, civil enforcement or a combination of the above.

Disciplinary action may also be taken against supervisors or executives who condone, permit or have knowledge of illegal or unethical conduct by subordinates and do not take corrective action.

Disciplinary action may be taken against employees who make false statements in connection with investigations of violations of this Code.

All employees will be held to the standards in this Code. Violating the Code, even if directed to do so by management is not justifiable. If a manager solicits actions in violation of this Code, an employee should contact the General Counsel.

XIV. WAIVERS OF THIS CODE

While some of the policies contained in this Code must be strictly adhered to and no exceptions can be allowed, in other cases exceptions may be possible. Any employee or officer who believes that an exception to any of these policies is appropriate in his or her case should first contact his or her immediate supervisor. If the supervisor agrees that an exception is appropriate, the approval of the General Counsel must be obtained. The General Counsel shall be responsible for maintaining a complete record of all requests for exceptions to any of these policies and the disposition of such requests.

Any executive officer or director who seeks an exception to any of these policies should contact the Chairman of the Audit Committee of the Board of Directors. Any waiver of this Code for executive officers or directors or any change to this Code that applies to executive officers or directors may be made only by the Board of Directors of the Company and will be disclosed as required by law or stock market regulation.

XV. REPORTING AND COMPLIANCE PROCEDURES

Every employee, officer and director has the responsibility to ask questions, seek guidance, report suspected violations and express concerns regarding compliance with this Code. Any employee, officer or director who knows or believes that any other employee or representative of the Company has engaged or is engaging in Company-related conduct that violates applicable law or this Code should report such information to his or her supervisor or to the General Counsel. You may report such conduct openly or anonymously without fear of retaliation. The Company will not discipline, discriminate against or retaliate against any employee who reports such conduct, unless it is determined that the report was made with knowledge that it was false, or who cooperates in any investigation or inquiry regarding such conduct. Any supervisor who receives a report of a violation of this Code must immediately inform the General Counsel.

You may report violations of this Code, on a confidential or anonymous basis, by contacting the Company’s General Counsel by fax, mail or e-mail at: (fax)                     , (mail)                                                              , or (e-mail)                                                          . In addition, the Company has established a toll-free telephone number                                          where you can leave a recorded message about any violation or suspected violation of this Code. While we prefer that you identify yourself when reporting violations so that we may follow up with you, as necessary, for additional information, you may leave messages anonymously if you wish.

If the General Counsel receives information regarding an alleged violation of this Code, he or she shall, as appropriate, (a) evaluate such information, (b) if the alleged violation involves an executive officer or a director, inform the Chief Executive Officer and Board of Directors of the alleged violation, (c) determine whether it is necessary to conduct an informal inquiry or a formal investigation and, if so, initiate such inquiry or investigation and (d) report the results of any such inquiry or investigation, together with a recommendation as to disposition of the matter, to the Chief Executive Officer for action, or if the alleged violation involves an executive officer or a director, report the results of any such inquiry or investigation to the Board of Directors or a committee thereof. Employees, officers and directors are expected to cooperate fully with any inquiry or investigation by the Company regarding an alleged violation of this Code. Failure to cooperate with any such inquiry or investigation may result in disciplinary action, up to and including discharge.

The Company shall determine whether violations of this Code have occurred and, if so, shall determine the disciplinary measures to be taken against any employee who has violated this Code. In the event that the alleged violation involves an executive officer or a director, the Chief Executive Officer and the Board of Directors, respectively, shall determine whether a violation of this Code has occurred and, if so, shall determine the disciplinary measures to be taken against such executive officer or director.

Failure to comply with the standards outlined in this Code will result in disciplinary action including, but not limited to, reprimands, warnings, probation or suspension without pay, demotions, reductions in salary, discharge and restitution. Certain violations of this Code may require the Company to refer the matter to the appropriate governmental or regulatory authorities for investigation or prosecution. Moreover, any supervisor who directs or approves of any conduct in violation of this Code, or who has knowledge of such conduct and does not immediately report it, also will be subject to disciplinary action, up to and including discharge.

XVI. DISSEMINATION AND AMENDMENT

This Code shall be distributed to each new employee, officer and director of the Company upon commencement of his or her employment or other relationship with the Company. The Company reserves the right to amend, alter or terminate this Code at any time for any reason. The most current version of this Code can be found on the Company’s Intranet.